Filed by BW LPG Limited Pursuant to Rule 425 Under The Securities Act of 1933 Subject Company: Dorian LPG Ltd. Commission File Number: 001-36437

BW LPG and Dorian LPG Proposed Combination May 29, 2018

Disclaimer

BW LPG

Forward-Looking Statements

This presentation includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements regarding BW LPG's proposed business combination transaction with Dorian LPG ("Dorian") (including the benefits, results, effects and timing of a transaction), all statements regarding BW LPG's (and BW LPG's and Dorian's combined) expected future financial position, results of operations, cash flows, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as "anticipate," "approximate," "believe," "plan," "estimate," "expect," "project," "could," "would," "should," "will," "intend," "may," "potential," "upside," and other similar expressions. Statements in this presentation concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses or other financial items, and product or services line growth of BW LPG (and the combined businesses of BW LPG and Dorian), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of BW LPG based upon currently available information. Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from BW LPG's expectations as a result of a variety of factors, including, without limitation, those discussed below. The forward–looking statements in this presentation are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in BW LPG's records and other data available from unrelated parties.

Such forward-looking statements are based upon management's current expectations and include known and unknown risks, uncertainties and other factors, many of which BW LPG is unable to predict or control, that may cause BW LPG's actual results, performance or plans with respect to Dorian to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in BW LPG's filings with the Oslo Bors (the "Bors") contained on BW LPG's website.

Risks and uncertainties related to the proposed transaction with Dorian include, but are not limited to, uncertainty as to whether BW LPG will further pursue, enter into or consummate the transaction on the terms set forth in the proposal or on other terms, potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction, uncertainties as to the timing of the transaction, adverse effects on BW LPG's stock price resulting from the announcement or consummation of the transaction or any failure to complete the transaction, competitive responses to the announcement or consummation of the transaction, the risk that regulatory or other approvals required for the consummation of the transaction are not obtained or are obtained subject to terms and conditions that are not anticipated, costs and difficulties related to the integration of Dorian's businesses and operations with BW LPG's businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the transaction, unexpected costs, liabilities, charges or expenses resulting from the transaction, litigation relating to the transaction, the inability to retain key personnel, and any changes in general economic and/or industry specific conditions.

Many of these factors are beyond BW LPG's control. BW LPG cautions investors that any forward-looking statements made by BW LPG are not guarantees of future performance. BW LPG disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Additional Information

This presentation is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. Subject to future developments, BW LPG may file a registration statement and/or exchange offer documents with the Securities and Exchange Commission (the "SEC") in connection with a possible business combination transaction with Dorian. BW LPG and Dorian shareholders should read those filings, and any other filings made by BW LPG with the SEC in connection with a possible business combination, if any, as they will contain important information. Those documents, if and when filed, may be obtained without charge at the SEC's website at www.sec.gov.

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Key Transaction Highlights 2 Compelling Opportunity to Maximize Value for Dorian and BW LPG Shareholders • A larger combined fleet with better geographical coverage will provide increased value for customers • Significant free cash flow accretion to Dorian shareholders • A stronger credit profile that provides the financial flexibility to pursue an enhanced growth trajectory relative to either company’s standalone position • Substantial financial and operational synergies through the combination of the two companies • Expanded investor attention and enhanced trading liquidity as a result of greater market capitalization Transaction Consideration • 2.05 BW LPG shares for every Dorian share » Implied enterprise value of $1.1 billion, which represents an LTM EV to EBITDA multiple of 13.9x • Premium for Dorian shareholders: » 13 % to the closing Dorian share price on May 25, 2018 of $6.96 per share » 15 % to the long - term historical exchange ratio of Dorian and BW LPG since Dorian’s IPO • Combination on a NAV to NAV basis Dual Listing by BW LPG on NYSE • Facilitates Dorian shareholder exchange • Creation of bellwether LPG shipping stock • Greater scale and liquidity • Broader investor base and enhanced research coverage

Combined Entity Ideally Positioned to Navigate the LPG Shipping Cycle 3 Combined entity ideally positioned to navigate the LPG shipping cycle  Owned and Operated Fleet VLGC LGC Average Fleet Age 8.2 3.9 6.9 VLGC: 46 LGC: 3 VLGC (NB): 2 51 4.2 million CBM 22 VLGC: 22 1.8 million CBM 73 VLGC: 68 LGC: 3 VLGC (NB): 2 6.0 million CBM Note: (1) As of April 30, 2018. (1)

Stronger Together 4 Advances vision to be Best on Water Commercial and Operational Excellence In - House, Best - in - Class Technical Management Capabilities Global Presence Across All Key Geographies Strong Safety and HSEQ Culture Decades of Operating Experience Forefront of Initiatives to Promote LPG as Most Viable Marine Fuel x x x x x x x x x x x x xx x xx x xx x xx x xx x xx x + 

Substantial Scope for Synergies and Operational Efficiencies 5 • Highly achievable cost synergies , conservatively estimated to be c. $15mm per annum on a run - rate basis • Potential for commercial synergies through enhanced platform • Economies of scale from operating a larger fleet • Larger and better positioned company with enhanced access to lower cost capital • Scaled platform allows for accelerated adoption of best - in - class environmental and technological initiatives Significant shareholder value creation

Strengthened Credit Profile Increases Financial Flexibility 6 Source: Company filings. Financials as of December 31, 2017. (1) Includes adjustments for illustrative conservative run - rate cost synergies of $ 15mm . (2) Excludes synergies. (3) For BW LPG, includes available cash and undrawn credit facilities. For Dorian, includes cash and cash equivalents (excludes restricted cash ). Dorian shareholders will benefit from strong cash flow accretion and enhanced liquidity position LTM Revenue (% of Total) LTM EBITDA (% of Total ) (2) Available Liquidity (3) (% of Total) $335 (67%) $503 (100%) $168 (33%) $126 (62%) $218 (100%) $78 (38%) $267 (83%) $322 (100%) $56 (17%)   LTM FCF (% of Total ) (2) $97 (60%) $177 (100%) $65 (40%) ( US$ in millions) (2) (2) (1) (1) (2) (2)

BW LPG Committed to Transaction 7 Combination of BW LPG and Dorian Would Create: • An industry - leading operator with the highest quality fleet • Substantial operational efficiencies and synergies driven by economies of scale of a larger fleet • Combined best - in - class operational platform to drive value for clients BW LPG’s Proposal Provides Dorian’s Shareholders with: • Premium for Dorian shareholders • Combination on a NAV to NAV basis • 45% ownership of a stronger combined company with enhanced scale, operational capabilities and liquidity • Significant free cash flow accretion to Dorian’s shareholders • Synergies to drive further value creation Clear Roadmap to Completion: • BW Group, a 14.2% shareholder in Dorian and approximately 45% shareholder in BW LPG, supports the proposed transaction • Concurrent preparation for dual - listing on NYSE • Customary regulatory approvals Mutually beneficial combination maximizes shareholder value